# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GENERAL AMERICAN INVESTORS CO INC, CIK 0000040417
CUSIP: 368802104
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 530 FIFTH AVE, 26TH FLOOR, NEW YORK, New York (NY), 10036
Date of event which requires filing of this statement: 12/31/2025
Filed by CIK 0001215920
Persons authorized to receive notices and communications: Connie A. Santa Maria, 530 FIFTH AVE, 26TH FLOOR, NEW YORK, New York (NY), 10036, 2129168445

## Reporting persons
- DAVIDSON SPENCER (CIK 0001215920): type of reporting person: individual (IN); source of funds: personal funds (PF), other (OO); sole voting power 1,427,514; shared voting power 11,487; sole dispositive power 1,427,514; shared dispositive power 11,487; aggregate amount beneficially owned 1,439,001 (6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00 per share
Name of issuer: GENERAL AMERICAN INVESTORS CO INC
Address of issuer's principal executive offices: 530 FIFTH AVE, 26TH FLOOR, NEW YORK, New York (NY), 10036
Comment: This Schedule 13D is being filed to report the beneficial ownership of shares of common stock, $1.00 par value per share (the "Shares"), of General American Investors Company, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 530 Fifth Ave, New York, NY 10036.

## Item 2. Identity and Background
Name of person filing: (a) This Schedule 13D is being filed by Spencer Davidson, a citizen of the United States of America.
Residence or business address: (b) The principal business address of Mr. Davidson is 530 Fifth Ave, New York, NY 10036.
Present principal occupation or employment: (c) Mr. Davidson's principle occupation is Chairman of General American Investors Company, Inc.
Criminal convictions in the last five years: (d) Mr. Davidson has not been, during the past five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: (e) Mr. Davidson has not been, during the past five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: U.S. Citizen

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Share repurchases by the Company, termination/expiration of certain trusts, and reinvestment of dividends/distributions have resulted in the changes reported herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Mr. Davidson acquired the Shares reported herein for investment purposes in the ordinary course of investing in securities for his own account. The purpose of this filing is to conform information reported herein to the January 5, 2026 Form 4/A.

Other than as may have arisen in his capacity as a director of the Issuer, Mr. Davidson currently has no plans or proposals that relate to, or would result in, any of the matters listed in Item 4(a)-G) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: (a) The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 24,019,271 outstanding Shares as of December 31, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: (b) The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 24,019,271 outstanding Shares as of December 31, 2025.
Transactions in the class effected during the past sixty days: (c) Not applicable
Other persons with the right to receive dividends or sale proceeds: (d) Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- DAVIDSON SPENCER: Davidson Spencer, Chairman (01/06/2026)